Property Solutions Acquisition Corp.

654 Madison Avenue, Suite 1009

New York, New York 10065

July 17, 2020

VIA EDGAR

Ms. Karina Dorin

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Property Solutions Acquisition Corp.

Registration Statement on Form S-1

File No. 333-239622

Dear Ms. Dorin:

Property Acquisition Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Tuesday, July 21, 2020, or as soon thereafter as practicable.

Very truly yours,

PROPERTY SOLUTIONS ACQUISITION CORP.

By:	/s/ Jordan Vogel
Name: Jordan Vogel Title: Co-Chief Executive Officer